UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

EDAC TECHNOLOGIES CORPORATION

(Name of Subject Company (Issuer))

GB AERO ENGINE MERGER SUB INC.

GB AERO ENGINE LLC

(Name of Filing Persons (Offerors))

GREENBRIAR EQUITY FUND II, L.P.

GREENBRIAR EQUITY FUND II-A, L.P.

GREENBRIAR CO-INVESTMENT PARTNERS II, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0025 PER SHARE

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Ray Benvenuti

GB Aero Engine LLC

c/o Greenbriar Equity Group LLC

555 Theodore Fremd Avenue

Suite A-201

Rye, NY 10580

(914) 925-9600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Herman

Shawn O’Hargan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$109,549,663	$14,942.57

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,282,443 shares of voting common stock, par value $0.0025 per share at an offer price of $17.75 per share. The transaction value also includes the aggregate offer price for (i) 34,997 shares subject to unvested restricted stock awards and (ii) 854,372 shares issuable pursuant to outstanding options with an exercise price less than $17.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $17.75 minus such exercise price.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,942.57	Filing Party: GB Aero Engine Merger Sub Inc.
Form of Registration No.: Schedule TO	Date Filed: March 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.0025 per share (the “Shares”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), at a price of $17.75 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated March 26, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 pm, New York City time, on May 6, 2013. The Depositary has advised us that 4,079,188 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually tendered), representing approximately 77% of the outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser intends to exercise its Top-Up Option, pursuant to which the Company shall issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Wisconsin Law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by the Company in treasury, Parent or Purchaser immediately prior to the effective time of the Merger, or any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Wisconsin law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist. In addition, upon completion of the Merger, the common stock of the company will cease to be traded on Nasdaq.

On May 7, 2013, Greenbriar Equity Group LLC issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(K) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(K)	Press Release issued by Greenbriar Equity Group LLC dated May 7, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GB Aero Engine Merger Sub Inc.

By:	/s/ Ray Benvenuti
Name:	Ray Benvenuti
Title:	President
Date:	May 7, 2013

GB Aero Engine LLC

By:	/s/ Ray Benvenuti
Name:	Ray Benvenuti
Title:	President
Date:	May 7, 2013

Greenbriar Equity Fund II, L.P.

By:	Greenbriar Equity Capital II, L.P.
Its:	General Partner

By:	Greenbriar Holdings II, LLC
Its:	General Partner

By:	/s/ Reginald L. Jones, III
Name:	Reginald L. Jones, III
Title:	Member
Date:	May 7, 2013

Greenbriar Equity Fund II-A, L.P.

By:	Greenbriar Equity Capital II, L.P.
Its:	General Partner

By:	Greenbriar Holdings II, LLC
Its:	General Partner

By:	/s/ Reginald L. Jones, III
Name:	Reginald L. Jones, III
Title:	Member
Date:	May 7, 2013

Greenbriar Co-Investment Partners II, L.P.

By:	Greenbriar Holdings II, LLC
Its:	General Partner

By:	/s/ Reginald L. Jones, III
Name:	Reginald L. Jones, III
Title:	Member
Date:	May 7, 2013

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated March 26, 2013.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on March 26, 2013.*

(a)(5)(A)	Joint Press Release of EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 18, 2013).*

(a)(5)(B)	Press Release issued by Greenbriar Equity Group LLC, dated March 26, 2013.*

(a)(5)(C)	Class Action Complaint dated March 21, 2013 (Richard Cook v. EDAC Technologies Corporation, et al.)*

(a)(5)(D)	Class Action Complaint dated March 22, 2013 (Charles Friedman and Len Grossberg v. EDAC Technologies Corporation, et al.)*

(a)(5)(E)	Class Action Complaint dated March 21, 2013 (Mark Crump v. EDAC Technologies Corporation, et al.)*

(a)(5)(F)	Class Action Complaint dated March 26, 2013 (Walsh v. EDAC Technologies Corporation, et al.)*

(a)(5)(G)	Amended Class Action Complaint dated April 2, 2013 (Friedman v. EDAC Technologies Corporation, et al.) (Incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 2 to the Schedule 14D-9 filed by EDAC Technologies Corporation with the Securities and Exchange Commission on April 8, 2013).*

(a)(5)(H)	Class Action Complaint dated March 29, 2013 (Randle v. EDAC Technologies Corporation, et al.) (Incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 2 to the Schedule 14D-9 filed by EDAC Technologies Corporation with the Securities and Exchange Commission on April 8, 2013).*

(a)(5)(I)	Press Release issued by Greenbriar Equity Group LLC, dated April 23, 2013*

(a)(5)(J)	Press Release issued by Greenbriar Equity Group LLC, dated April 24, 2013*

(a)(5)(K)	Press Release issued by Greenbriar Equity Group LLC, dated May 7, 2013.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated March 17, 2013, by and among EDAC Technologies Corporation, GB Aero Engine LLC, and GB Aero Engine Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 20, 2013).*

(d)(2)	Voting and Support Agreement, by and among GB Aero Engine LLC and certain shareholders of EDAC Technologies Corporation, dated March 17, 2013 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 20, 2013).*

(d)(3)	Equity Commitment Letter, dated March 17, 2013, from each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. to GB Aero Engine LLC.*

(d)(4)	Limited Guarantee, dated as of March 17, 2013, delivered by each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. in favor of EDAC Technologies Corporation.*

(d)(5)	Confidentiality Agreement, dated as of January 31, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.*

(d)(6)	Exclusivity Agreement, dated as of March 1, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.*

(g)	None.

(h)	None.

*	Denotes exhibit was previously filed.

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